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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2007


                              AETERNA ZENTARIS INC.

                        _________________________________

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                    Form 20-F        Form 40-F    X
                                              ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                            Yes       No   X
                                                -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----





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                                 DOCUMENTS INDEX


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DOCUMENTS   DESCRIPTION
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
1. Press Release dated December 3, 2007: AEterna Zentaris Sells Echelon Biosciences to Frontier Scientific

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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com



                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS SELLS ECHELON BIOSCIENCES TO FRONTIER
SCIENTIFIC


ALL AMOUNTS ARE IN US DOLLARS

QUEBEC CITY, CANADA, DECEMBER 3, 2007 -AEterna Zentaris Inc. (NASDAQ: AEZS; TSX:
AEZ;), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced it has completed the sale of all issued and outstanding shares of its wholly-owned Salt Lake City, Utah-based subsidiary, Echelon Biosciences Inc., to Frontier Scientific Inc. The transaction represents $3.2 million, including $2.6 million upfront and payable immediately with a $0.6 million in contingent consideration.

David J. Mazzo, Ph.D., President and CEO of AEterna Zentaris Inc. stated, "We are very pleased to have finalized the transaction with Frontier Scientific for the sale of Echelon. It is our intention to divest our remaining non-core assets as they provide additional non-dilutive sources of funds that we will dedicate to advance our lead development programs, specifically our ongoing Phase 3 program with cetrorelix for the treatment of BPH."

Dr. Jerry Bommer, President of Frontier Scientific commented, "Frontier Scientific and Echelon Biosciences both have outstanding personnel and complementary markets, technologies, facilities, and operations. The acquisition will lead to new technology development and growth opportunities."

On October 2, 2007, the Company announced its intention to divest its non-core assets, including Echelon Biosciences.


ABOUT ECHELON BIOSCIENCES INC.

Echelon Biosciences Inc., a Salt Lake City based biotechnology company with 20 employees, is engaged in furthering the science of lipid cell signalling and critical metabolic enzymes, which provide new and viable targets for the development of potential drugs and diagnostics for cancer, diabetes, inflammation, infections, and cardiovascular disease. The focus is also on small molecule agonists and antagonists to lipid-protein signalling interactions which are new and important therapeutic targets. Furthermore, Echelon markets chemical reagents.


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                                                         [AETERNA ZENTARIS LOGO]


ABOUT FRONTIER SCIENTIFIC, INC.

Frontier Scientific Inc. (FSI) is a chemical developer, manufacturer and custom research services provider to the pharmaceutical, biotechnology, industrial chemical, government, and academic sectors. FSI specializes in the development of chemical compounds and processes related to porphyrins, phthalocyanines and boronic acids. FSI is a privately-held corporation established in 1975 and headquartered in Logan, Utah.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aeternazentaris.com.



FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.


                                      -30-

CONTACTS

Jenene Thomas
Senior Director,
Investor Relations & Corporate Communications
(908) 938-1475
jthomas@aezsinc.com

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
pburroughs@aezsinc.com


                                       2




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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AETERNA ZENTARIS INC.


Date:  December 4, 2007           By:  /s/ Mario Paradis
                                       ----------------------------------------
                                       Mario Paradis
                                       Senior Vice President, Administrative
                                       and Legal Affairs and Corporate Secretary